[EDR Letterhead]
January 12, 2007
VIA EDGAR AND FED EX
Ms. Linda Van Doorn, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Education Realty Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2006,
File No. 1-32417
Dear Ms. Van Doorn:
     We have reviewed your letter dated December 29, 2006, regarding the above referenced filings and have prepared the following responses to your comments. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics.
Form 10-K for fiscal year ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 34-47
Liquidity and Capital Resources. page 43
     Comment 1: We note from your statement of cash flows at page F-6 that your dividends and distributions paid exceed net cash provided by operating activities for the year ended December 31, 2005. Please tell us, and in future filings revise to discuss, your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities are insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc. Please provide the same information as it relates to the period ended September 30, 2006.

     Response: We supplementally advise the Staff of our distributions for each period in comparison to our cash flow from operating activities as reported in our statement of cash flows. For the years ended December 31, 2004 and 2003, our distributions were $1.5 million and $3 million, respectively, while our cash flows from operations were $3.1 million and $4.3 million, respectively. For the year ended December 31, 2005, we distributed $20.2 million to our stockholders and generated $18.4 million in net cash from operating activities resulting in a $1.8 million deficiency. For the nine months ended September 30, 2006, we had stockholder distributions of $25.1 million and generated $19.8 million in net cash from operating activities resulting in a $5.3 million deficiency. For the year ended December 31, 2005 and the nine months ended September 30, 2006, the Company used borrowings under our revolving credit facility as the alternative source of cash to fund the distributions. We also advise the Staff that in future filings we will include a discussion regarding our distributions in comparison to our cash flow from operating activities with specific narrative surrounding our alternative sources to fund any deficiencies.
Item 9A. Controls and Procedures, page 48
     Comment 2: We note that your statement “Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management’s control objectives.” Please confirm to us and revise in future filings to disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please provide the same confirmation as it relates [to] your disclosure controls and procedures for the quarters ended March 31, and June 30, 2006.
     Response: We note the Staff’s comment and confirm to the Staff that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s officers determined that its disclosure controls and procedures were effective at that reasonable assurance level as of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006. We also advise the Staff that in future filings, beginning with its Form 10-K for the year ended December 31, 2006, the Company will remove the statement that “Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management’s control objectives.”
Financial Statements
Note 3. Summary of significant accounting policies, pages F-9 to F-17
Reclassifications, page F-9

      Comment 3: Please tell us your basis for classifying changes in restricted cash as investing activities in the statement of cash flows rather than segregating such amounts based on their nature. Refer to paragraph 24 of SFAS 95.
     Response: In response to the Staff’s comments, we supplementally advise the Staff Paragraph 24 of SFAS 95 states that “certain cash receipts and payments may have aspects of more than one class of cash flows. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item”. As disclosed in our summary of significant accounting policies, our restricted cash amounts consist of amounts held by lenders to pay taxes, insurance, principal and interest, and to fund capital improvements. Prior to filing its Form 10-K for the year ended December 31, 2005, the Company (EDR Predecessor) determined the classification of changes in its escrow accounts based on how the funds would eventually be distributed. For example, amounts set aside to pay taxes were included in operating cash flows, while amounts set aside to fund future capital improvements were classified as investing activities. Consistent with footnote 1 of SFAS 95 and paragraph 1 of SEC Regulation S-X, Rule 5-02, we do not present restricted cash as part of cash and cash equivalents. These amounts are presented separately and upon further review of our classification of these amounts within the statement of cash flows, we determined that our restricted cash balances represent an investment as we are contractually limited in our ability to withdraw funds; thus, deposits and withdrawals in the restricted cash balance represent the creation or return of an investment. The escrowed amounts earn interest during the period of time prior to disbursement from escrow to third parties and our operating cash flows are impacted in the period in which the escrows are released and third party payment occurs. We disclosed the impact of this classification change on the prior periods presented and evaluated the significance of $50 for the year ended December 31, 2004 and $174 for the year ended December 31, 2003 in relation to operating cash flows for the years ended December 31, 2004 and 2003 of $3,068 and $4,309, respectively, and determined the impact was immaterial to the prior periods.
Fair value of financial instruments. page F-16
     Comment 4: In future filings, please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date. In this respect, please note that while FSP FAS 150-3 deferred the provisions of SFAS 150 applicable to the accounting for minority interests in the operating partnership reflected in the REIT’s consolidated financial statements, the disclosure provisions of SFAS 150 are still applicable.
     Response: We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-K for the year ended December 31, 2006, the Company will disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date. In addition, the Company will consider the disclosure provisions of SFAS 150, noting that FSP FAS 150-3 deferred the provisions of SFAS 150 applicable to the accounting for minority interests in the operating partnership reflected in the REIT’s consolidated financial statements, the disclosure provisions of SFAS 150 are still applicable.
Note 16. Quarterly financial information (unaudited), page F-32
     Comment 5: In future filings, please revise to include the per share data required by Item 302 of Regulation S-K.
     Response: We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-K for the year ended December 31, 2006, the Company will revise its disclosure to include the per share data required by Item 302 of Regulation S-K.
Form 10-Q for fiscal quarter ended March 31, 2006
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 15-24
Funds from Operations, page 21
     Comment 6: Please explain why your presentation of FFO in your quarterly reports differs from that presented in your annual report on Form 10-K. The quarterly reports report FFO including FFO related to minority interests whereas the annual report reports FFO net of the allocation to minority interests.
     Response: We respectfully submit that beginning with the Form 10-Q covering the three months ended March 31, 2006, our intent was to present FFO available to our common stockholders and unitholders. At the present time, all units are redeemable for shares of common stock on a one-for-one basis. We believe this approach is more meaningful and clearer to users of our filings which includes our unitholders. We believe the adjustment for minority interests included in the reconciliation converts net income available to our common stockholders to FFO available to our common stockholders and unitholders. We have tried to clearly label the FFO presented and feel what is presented is calculated in compliance with the April 2002 NAREIT White Paper on Funds from Operations, subsequent updates and alerts issued by NAREIT and Item 10(e) of Regulation S-K.
     We acknowledge that the change from the disclosure presented in the Form 10-K for the year ended December 31, 2005 could have been disclosed more clearly. We supplementally advise the Staff that our presentation in future filings will be improved by clearly identifying the performance measures that are being presented and more clearly disclosing the change from the prior period.
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     In connection with our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope the responses provided above will be sufficient to address the comments outlined in your letter of December 29, 2006. Should you have any questions concerning our responses, please feel free to contact Randall Brown at (901) 259-2507, or me at (901) 259-2501.
Sincerely,
By /s/ Paul O. Bower
Paul O. Bower
Chairman of the Board of Directors,
President and Chief Executive Officer